Zebra Technologies Corporation 333 Corporate Woods Parkway Vernon Hills, Illinois 60061.3109 U.S.A. Telephone +1.847.634.6700 Facsimile +1.847.913.8766 www.zebracorporation.com

FOR IMMEDIATE RELEASE

Zebra Technologies Extends Tender Offer for
All Outstanding Shares of Fargo Common Stock to March 8

        Vernon Hills, IL, and Eden Prairie, MN, February 22, 2002—Zebra Technologies Corporation (Nasdaq: ZBRA) and Fargo Electronics, Inc., (Nasdaq: FRGO) today announced an extension of Zebra's tender offer for all outstanding shares of common stock (including associated rights to purchase preferred stock) of Fargo for $7.25 per share in cash. The tender offer now extends to 5:00 PM, New York City time, on March 8, 2002. The extension is necessary, because the applicable Hart-Scott-Rodino antitrust review waiting period has yet to expire or be terminated. Pursuant to the acquisition agreement signed by Zebra and Fargo, the tender offer will generally be extended in increments of 10 business days.

        Zebra intends to extend the offer at least until expiration or termination of the Hart-Scott-Rodino antitrust review waiting period, subject to the provisions of the acquisition agreement. The tender offer commenced on August 3, 2001, and was most recently scheduled to expire at 5:00 PM, New York City time, on February 22, 2002.

        As of Noon New York City time on February 22, 2002, 10,035,225 shares of Fargo common stock (including guaranteed deliveries) had been tendered. These shares represent 85.3% of total shares outstanding.

        This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Fargo common stock. All stockholders should read the tender offer statement, as amended (including the offer to purchase, a related letter of transmittal and other offer documents), that was filed with the SEC by Zebra, and the solicitation/recommendation statement that was filed with the SEC by Fargo. These statements contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders are able to obtain these statements, as well as other filings containing information about Zebra and Fargo, without charge, at the SEC's Web site www.sec.gov. Stockholders are also able to obtain copies of these documents, at no charge, by contacting Zebra's information agent, Mellon Investor Services LLC, at (800) 261-8056. Copies of these documents may also be obtained, at no charge, by directing such requests to Zebra's Chief Financial Officer at (847) 793-6730.

        Fargo Electronics, Inc., is the world's leader in innovative technologies for desktop plastic card personalization systems. Fargo printing systems create personalized plastic identification cards complete with digital images and text, lamination, and electronically encoded information. More than 50,000 Fargo systems are currently installed throughout the U.S. and in over 100 other countries. For more information, visit Fargo's Web site at http://www.fargo.com.

        Zebra Technologies Corporation delivers innovative and reliable on-demand printing solutions to businesses and governments in more than 90 countries around the world. A broad range of applications benefit from Zebra®-brand thermal bar code label and receipt printers and Eltron®-brand plastic card printers, resulting in enhanced security, increased productivity, improved quality, lower costs and better customer service. The company, with an installed base of more than two million printers, also offers software, connectivity solutions and printing supplies. Information about Zebra Technologies can be found at www.zebracorporation.com.

For Information, Contact:
Charles R. Whitchurch Chief Financial Officer Zebra Technologies Corporation Phone: 847.634.6700 Fax: 847.821.2545	Tony Dick Acting Chief Financial Officer Fargo Electronics, Inc. Phone: 952.946.6892 Fax: 952.941.7836